UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding

Change of Representative Corporate Executives

Tokyo, March 3, 2022 — MUFG announced the following changes in Representative Corporate Executives decided at today’s meeting of the Board of Directors.

1. Reasons for the Changes

Changes of Representative Corporate Executives as part of regular changes in corporate executives.

2. Changes effective April 1, 2022

Name	New Position	Former Position
Saburo Araki	Member of the Board of Directors	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)

Iwao Nagashima	Member of the Board of Directors	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)

Junichi Hanzawa	Member of the Board of Directors	Member of the Board of Directors Deputy Chairman (Representative Corporate Executive)

Tetsuya Yonehana	Senior Managing Corporate Executive (Representative Corporate Executive) Group CFO	Senior Managing Corporate Executive Group CFO

Naomi Hayashi	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Japanese Corporate & Investment Banking Business Group	Senior Managing Corporate Executive Group Head, Japanese Corporate & Investment Banking Business Group, In charge of Research & Advisory Planning Division

Atsushi Miyata	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Retail & Commercial Banking Business Group, Head of Unit, Wealth Management Unit	Senior Managing Corporate Executive Group Head, Retail & Commercial Banking Business Group, Head of Unit, Wealth Management Unit

Yutaka Miyashita

Managing Corporate Executive

(Representative Corporate Executive)

Group CSO (Corporate Planning Division excluding Finances & Resources Management and Global Business), In charge of Corporate Administration Division

Managing Corporate Executive Group CSO (Corporate Planning Division excluding Finances & Resources Management and Global Business), In charge of Corporate Administration Division

3. CV of New Representative Corporate Executive

Tetsuya Yonehana

Date of Birth	February 10, 1964

Education	Mar. 1986	Bachelor of Engineering, The University of Tokyo

Business Experience	Apr. 1986	Joined The Mitsubishi Trust and Banking Corporation(MUTB)
	Jun. 2012	Executive Officer and Joint General Manager of MUTB General Manager, Financial Planning Division of Mitsubishi UFJ Financial Group Inc. (MUFG)
	Jun. 2014	Executive Officer and General Manager of Corporate Business Planning Division of MUTB Executive Officer and General Manager, Trust Business Planning Division of MUFG
	Jun. 2015	Managing Executive Officer and General Manager, Corporate Planning Division of MUTB
	Jun. 2016	Managing Executive Officer and In charge of Corporate Planning Division (CSO & CFO) of MUTB Managing Executive Officer, Group Deputy CSO & Group Deputy CFO of MUFG
Apr. 2020

Retired from MUTB

Senior Managing Executive Officer and CFO (Corporate Planning Division (Budget and Resources Management) and Financial Planning Division) of MUFG Bank, Ltd.

Senior Managing Corporate Executive and Group CFO of MUFG (current)

	Jun. 2020	Member of the Board of Directors, Senior Managing Executive Officer and CFO (Corporate Planning Division (Budgets & Resources Management) and Financial Planning Division) of MUFG Bank, Ltd.
	Apr. 2021	Member of the Board of Directors, Senior Managing Executive Officer and CFO (Corporate Planning Division (Finances & Resources Management) and Financial Planning Division) of MUFG Bank, Ltd. (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 89,922 (As of September 30, 2021)

Naomi Hayashi

Date of Birth	March 16, 1965

Education	Mar. 1987	Bachelor of Economics, The Keio University

Business Experience	Apr. 1987	Joined The Mitsubishi Bank, Limited Odenmacho Branch
Jun. 2013

Executive Officer and General Manager, Corporate Business Planning Division of the Bank of Tokyo-Mitsubishi UFJ, Ltd.

Executive Officer and General Manager, Corporate Planning Division of Mitsubishi UFJ Financial Group Inc. (MUFG)

	Jul. 2015	Executive Officer and General Manager, Corporate Planning Division of the Bank of Tokyo-Mitsubishi UFJ, Ltd. Executive Officer and General Manager, Corporate Planning Division of MUFG
May. 2017

Managing Executive Officer, In charge of Office of Chairman of Japanese Bankers Association and In sub-charge of Corporate Planning Division (excluding Budget & Resources Management) and Digital Planning Division of the Bank of Tokyo-Mitsubishi UFJ, Ltd.

Executive Officer, In sub-charge of Corporate Planning Division of MUFG

	Apr. 2018	Managing Executive Officer and In sub-charge of Corporate Planning Division (excluding Budget & Resources Management) and Digital Planning Division of MUFG Bank, Ltd.
May. 2018

Managing Executive Officer and CSO (Corporate Planning Division excluding Budget & Resources Management), In charge of Corporate Administration Division and In sub-charge of Digital Planning Division of MUFG Bank, Ltd.

Corporate Executive Officer and Group CSO (Corporate Planning Division excluding Budget & Resources Management)

	Jun. 2018	Member of the Board of Directors, Managing Executive Officer and CSO (Corporate Planning Division excluding Budgets & Resources Management) of MUFG Bank, Ltd.
	Apr. 2020	Member of the Board of Directors, Managing Executive Officer and In charge of Office of Chairman of Japanese Bankers Association of MUFG Bank, Ltd.
Apr. 2021

Member of the Board of Directors, Senior Managing Executive Officer and Chief Executive, Japanese Corporate & Investment Banking Business Unit and In charge of Office of Chairman of Japanese Bankers Association of MUFG Bank, Ltd.

Senior Managing Corporate Executive and Group Head, Japanese Corporate & Investment Banking Business Group and In charge of Research & Advisory Planning Division of MUFG (current)

	Jul. 2021	Member of the Board of Directors, Senior Managing Executive Officer and Chief Executive, Japanese Corporate & Investment Banking Business Unit of MUFG Bank, Ltd. (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 26,810 (As of September 30, 2021)

Atsushi Miyata

Date of Birth	March 29, 1964

Education	Mar. 1987	Bachelor of Economics, Kyoto University

Business Experience	Apr. 1987	Joined The Sanwa Bank, Limited Abenobashi branch
	Jun. 2013	Executive Officer and General manager, Corporate Banking Division No. 6 of Corporate Banking Group No. 2 of the Bank of Tokyo-Mitsubishi UFJ, Ltd.
May. 2015

Executive Officer and General Manager, Corporate Business Promotion Division and Corporate Banking Operations Division the Bank of Tokyo-Mitsubishi UFJ, Ltd.

Executive Officer and General Manager, Corporate & Investment Banking Planning Division of MUFG

May. 2017

Managing Executive Officer, Deputy Chief Executive, Retail Banking Business Unit and In charge of East Japan Area of the Bank of Tokyo-Mitsubishi UFJ, Ltd.

Executive Officer and In charge of Retail Banking Business of MUFG

Jul. 2018

Managing Executive Officer, Deputy Chief Executive, Retail & Commercial Banking Business Unit and Group Head, Wealth Management Group of MUFG Bank, Ltd.

Managing Executive Officer, Head of Unit, Wealth Management unit and In charge of Retail & Commercial Banking Business of MUFG

Apr. 2019

Managing Executive Officer, Deputy Chief Executive, Retail & Commercial Banking Business Unit (Business Promotion) and Group Head, Wealth Management Group of MUFG Bank, Ltd.

Managing Executive Officer, Head of Unit, Wealth Management unit and Assistant Group Head, Retail & Commercial Banking Business Group (Business Promotion) and Deputy Group Head, Asset Management & Investor Services Business Group of MUFG

Apr. 2021

Senior Managing Executive Officer, Chief Executive, Retail & Commercial Banking Business Unit and Group Head, Wealth Management Group of MUFG Bank, Ltd.

Senior Managing Corporate Executive, Group Head, Retail & Commercial Banking Business Group and Head of Unit, Wealth Management unit of MUFG (current)

	Jun. 2021	Member of the Board of Directors, Senior Managing Executive Officer, Chief Executive, Retail & Commercial Banking Business Unit and Group Head, Wealth Management Group of MUFG Bank, Ltd. (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 45,297 (As of September 30, 2021)

Yutaka Miyashita

Date of Birth	October 11, 1967

Education	Mar. 1990	Bachelor of Laws, Kyoto University

Business Experience	Apr. 1990	Joined The Sanwa Bank, Limited kawaramachi branch
Jun. 2016

Executive Officer and General Manager, Credit Policy & Planning Division of the Bank of Tokyo-Mitsubishi UFJ, Ltd.

General Manager, Credit Policy & Planning Division of Mitsubishi UFJ Financial Group Inc. (MUFG)

	May. 2018	Executive Officer and General Manager, Corporate Planning Division of the Bank of Tokyo-Mitsubishi UFJ, Ltd. Executive Officer and General Manager, Corporate Planning Division of MUFG
May. 2019

Executive Officer, Managing Director, Head of Corporate Planning Division and Government & Regulatory Affairs Office of MUFG Bank, Ltd.

Executive Officer, Managing Director, Head of Corporate Planning Division and Government & Regulatory Affairs Office of MUFG

Apr. 2020

Managing Executive Officer, CSO (Corporate Planning Division excluding Budget & Resources Management, Global Business and Office of Chairman of Japanese Bankers Association), In charge of Corporate Administration Division, Managing Director, Head of Corporate Planning Division and Government & Regulatory Affairs Office of MUFG Bank, Ltd.

Managing Executive Officer, Managing Director, Head of Corporate Planning Division and Government & Regulatory Affairs Office of MUFG

	Jun. 2020	Member of the Board of Directors, CSO (Corporate Planning Division excluding Budget & Resources Management, Global Business and Office of Chairman of Japanese Bankers Association), In charge of Corporate Administration Division, Managing Director, Head of Corporate Planning Division and Government & Regulatory Affairs Office of MUFG Bank, Ltd.
Apr. 2021

Member of the Board of Directors, CSO (Corporate Planning Division excluding Finances & Resources Management and Global Business) of MUFG Bank, Ltd. (current)

Managing Corporate Executive, Group CSO (Corporate Planning Division excluding Finances & Resources Management and Global Business) and In charge of Corporate Administration Division (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 26,400 (As of September 30, 2021)

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,500 locations in more than 50 countries. The Group has about 170,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges.

For more information, visit https://www.mufg.jp/english

Press contact:

Takeshi Itou

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E takeshi_12_itou@mufg.jp